Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 1, 2012

Relating to Preliminary Prospectus dated January 19, 2012

Registration No. 333-176263

This free writing prospectus relates to Matador Resources Company and should be read together with the preliminary prospectus dated January 19, 2012 (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-176263) (the “Registration Statement”), relating to our initial public offering. On January 27, 2012, we filed Amendment No. 5 to the Registration Statement containing an updated preliminary prospectus (the “Updated Prospectus”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1520006/000119312512027282/d217064ds1a.htm. The Registration Statement became effective on February 1, 2012. The information in this free writing prospectus updates and supersedes the information in the Preliminary Prospectus and the Updated Prospectus to the extent that they are inconsistent with the information below.

OFFERING TERMS:

Common stock offered by us	11,666,667 shares (12,366,667 shares if the underwriters’ over-allotment is exercised in full)

Common stock offered by selling shareholders	1,666,667 shares (2,966,667 shares if the underwriters’ over-allotment is exercised in full)

Common stock outstanding after offering	54,719,860 shares (55,419,860 shares if the underwriters’ over-allotment is exercised in full)

Over-allotment option	Up to an aggregate of 700,000 additional shares by us and 1,300,000 additional shares by selling shareholders.

Initial public offering price	$12.00 per share

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $127.6 million, or $135.4 million if the underwriters exercise their over-allotment option in full, in each case after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds we receive from this offering to repay the then outstanding borrowings under our credit agreement ($123.0 million outstanding at January 27, 2012, excluding $1.3 million in outstanding letters of credit). The remaining net proceeds will be used to fund a portion of our anticipated 2012 capital expenditure budget. We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders.

Trade date	February 2, 2012

Settlement date	February 7, 2012 (T + 3)

DILUTION:

Purchasers of the common stock in this offering will experience an immediate and substantial dilution of $4.71 per share in the as adjusted net tangible book value per share from the initial offering price, and our as adjusted net tangible book value as of September 30, 2011 after giving effect to this offering would have been $7.29 per share.

CAPITALIZATION AND PRO FORMA ADJUSTMENTS:

In the “Capitalization Table” section on page 52 of the Preliminary Prospectus and the Updated Prospectus, the “As Adjusted” amount (in thousands), as of September 30, 2011, for (i) the “Cash and cash equivalents” line item is updated to read “$14,883,” (ii) the “Additional paid-in capital” line item is updated to read “$393,928,” and (iii) the “Total shareholders’ equity” and “Total capitalization” line items are each updated to read “$398,653.” In addition, footnote (1) is updated to reflect both the $123.0 million of outstanding borrowings and the $0.7 million remaining available for additional borrowings under our credit agreement at January 27, 2012.

In the balance sheet data on pages 18 and 55 of the Preliminary Prospectus and the Updated Prospectus, the “As Adjusted” amounts (in thousands), as of September 30, 2011, (i) the “Cash and cash equivalents” line item is updated to read “$14,883,” (ii) the “Net property and equipment” line item is updated to read “$388,279,” (iii) the “Total assets” line item is updated to read “$428,359,” and (iv) the “Total shareholders’ equity” line item is updated to read “$398,653.” In footnote (1) to the balance sheet data tables on pages 18 and 55, clause (a) is updated to reflect that the “As Adjusted” column assumes $127.6 million in net proceeds are received by us, clause (b) is updated to reflect the $123.0 million of outstanding borrowings and clause (c) has been updated to read as follows: “(c) $38.0 million being added to property and equipment reflecting the use of $38.0 million in additional borrowings under our credit agreement between September 30, 2011 and January 27, 2012.”

FUTURE CASH FLOWS AND FUNDING OF 2012 CAPITAL EXPENDITURE BUDGET:

As a result of our anticipated increases in production and reserves, we expect to have a sufficient increase in our cash flows from operations during the year ending December 31, 2012, as compared to our cash flows from operations in prior periods, as well as a sufficient increase in the borrowing base under our credit agreement to help fund our 2012 capital expenditure budget. A majority of our anticipated increase in cash flows during the year ending December 31, 2012 is expected to come from our exploration activities on unproved properties at September 30, 2011 in the Eagle Ford shale play assuming such exploration activities are successful. These anticipated increases in our cash flows from operations are based upon current oil and natural gas prices and the hedges we currently have in place. If our exploration activities result in less cash flows than anticipated, we may seek additional sources of capital, including through borrowings under our credit agreement (assuming availability under our borrowing base) or from the issuance of additional equity or debt securities. In addition, we may modify our planned capital expenditure budget for 2012 accordingly. Exploration activities are subject to a number of risks and uncertainties that could impact our ability to sufficiently increase our reserves, cash flows from operations and borrowing base under our credit agreement. See “Risk Factors — Our Exploration, Development and Exploitation Projects Require Substantial Capital Expenditures That May Exceed Our Cash Flows From Operations and Potential Borrowings, and We May Be Unable to Obtain Needed Capital on Satisfactory Terms, Which Could Adversely Affect Our Future Growth” and “— Drilling for and Producing Oil and Natural Gas Are Highly Speculative and Involve a High Degree of Risk, with Many Uncertainties That Could Adversely Affect Our Business” in the Preliminary Prospectus or the Updated Prospectus. We anticipate that we may need to access future borrowings under our credit agreement within 30 days following completion of this offering to fund a portion of our 2012 capital expenditure requirements in excess of amounts available from our cash flows and the net proceeds of this offering.

ADDITIONAL UPDATES:

The following summarizes certain other updated information:

•

The following sentence relating to our credit agreement has been added on pages 6 and 97 of the Updated Prospectus: “On January 25, 2012, we borrowed an additional $10.0 million under this agreement which brought our total borrowings to $123.0 million.”

•

References to us having “$113.0 million outstanding at December 30, 2011” in the Preliminary Prospectus have been updated to reflect $123.0 million outstanding at January 27, 2012 in the Updated Prospectus.

•

The “Principal and Selling Shareholders” section on pages 170 through 175 in the Preliminary Prospectus has been updated to January 27, 2012. Three shareholders who were previously listed as selling shareholders for an aggregate of 49,578 shares in the offering and up to 45,900 additional shares upon exercise of the over-allotment option have been removed as selling shareholders and seven other selling shareholders have had the number of their shares offered reduced by an aggregate of 3,221 shares in the offering and by an aggregate of 2,433 shares upon exercise of the over-allotment option. In addition, certain selling shareholders who are exercising their stock options have elected to sell an aggregate of 19,040 fewer shares in the offering. All of these shares have been reallocated to several of the remaining selling shareholders who desire to sell additional shares in the offering, including those selling shareholders advised by Wellington Management Company, LLP. Other minor updating changes were made to the table and related footnotes relating to the selling shareholders.

•

On pages 146, 165 and 173 of the Preliminary Prospectus, we have updated the disclosure relating to our guarantees of the repayment of loans to certain of our Named Executive Officers to indicate that these guarantees were terminated in January 2012.

•	The directed share program has been increased from up to 10% to approximately 11% of the common stock to be sold in this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request it by contacting RBC Capital Markets, LLC toll free at (877) 822-4089 or Citigroup Global Markets Inc. toll free at (800) 831-9146.